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                          February 2, 2024

       James Haran
       Chief Financial Officer
       XCel Brands, Inc.
       1333 Broadway
       10th Floor
       New York, NY 10018

                                                        Re: XCel Brands, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276698

       Dear James Haran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Brad L. Shiffman, Esq.